SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4) *

NetLojix Communications, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

641143 10 2
 (CUSIP Number)

Thomas N. Harding, Esq.
Seed Mackall LLP
1332 Anacapa Street, Suite 200
Santa Barbara, CA 93101
 (805) 963-0669
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2003
(Date of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d‑1(f) or 13d‑1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d‑7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act"), or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 641143 10 2

1)         Name of Reporting Person
            I.R.S. Identification Nos. of Above Person (Entities only):
            Anthony E. Papa

2)         Check the Appropriate Box if a Member of a Group (See Instructions):

(a)        [   ]

(b)        [X]

3)         SEC Use Only:

4)         Source of Funds (See Instructions):    OO  PF

5)         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):  [  ]

6)         Citizenship or Place of Organization:     United States of America

Number of Shares                           7)         Sole Voting Power:              1,277,963

Beneficially Owned                          8)         Shared Voting Power:             147,700

by Each Reporting                           9)         Sole Dispositive Power:        1,277,963

Person With                                   10)        Shared Dispositive Power:               -0-

11)       Aggregate Amount Beneficially Owned by Reporting Person:   3,692,656

12)       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See  Instructions):  [  ]

13)       Percent of Class Represented by Amount in Row (11):      23.4%

14)       Type of Reporting Person (See Instructions):       IN

CUSIP No. 641143 10 2

1)         Name of Reporting Person
            I.R.S. Identification Nos. of Above Person (Entities only):
            James P. Pisani

2)         Check the Appropriate Box if a Member of a Group (See Instructions):

(a)        [   ]

(b)        [X]

3)         SEC Use Only:

4)         Source of Funds (See Instructions):    OO  PF

5)         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):  [  ]

6)         Citizenship or Place of Organization:      United States of America

Number of Shares                           7)         Sole Voting Power:              1,271,563

Beneficially Owned                          8)         Shared Voting Power:            147,700

by Each Reporting                           9)         Sole Dispositive Power:       1,271,563

Person With                                   10)        Shared Dispositive Power:              -0-

11)       Aggregate Amount Beneficially Owned by Reporting Person:    3,692,656

12)       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See  Instructions):  [  ]

13)       Percent of Class Represented by Amount in Row (11):    23.4%

14)       Type of Reporting Person (See Instructions):    IN

CUSIP No. 641143 10 2

1)         Name of Reporting Person
            NetLojix Acquisitions Corporation
            I.R.S. Identification Nos. of Above Person (Entities only):
            92-0188935

2)         Check the Appropriate Box if a Member of a Group (See Instructions):

(a)        [   ]

(b)        [X]

3)         SEC Use Only:

4)         Source of Funds (See Instructions):     OO  WC

5)         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):  [  ]

6)         Citizenship or Place of Organization:    Delaware

Number of Shares                           7)         Sole Voting Power:                        -0-

Beneficially Owned                          8)         Shared Voting Power:           147,700

by Each Reporting                           9)         Sole Dispositive Power:                 -0-

Person With                                   10)        Shared Dispositive Power:             -0-

11)       Aggregate Amount Beneficially Owned by Reporting Person:    3,692,656

12)       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See  Instructions):   [  ]

13)       Percent of Class Represented by Amount in Row (11):    23.4%

14)       Type of Reporting Person (See Instructions):    CO

Item 1.  Security and Issuer.

This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of NetLojix Communications, Inc., a Delaware corporation (the "Company").  The principal executive offices of the Company are located at 501 Bath Street, Santa Barbara, California 93101.  The purpose of this filing is to reflect the ownership of such Common Stock by the reporting persons.

All share and option numbers set forth in this filing have been adjusted to reflect a one for four reverse stock split which was effective on December 1, 1997.

This filing amends: (1) the Schedule 13D with respect to Common Stock of the Company (then known as AvTel Communications, Inc.), dated October 23, 1996, filed on behalf of Anthony E. Papa with the Securities Exchange Commission (the "Commission") on October 2, 1997, as previously amended by Schedule 13D (Amendment No. 1), dated January 4, 1999, filed with the Commission on February 8, 1999, Schedule 13D (Amendment No. 2), dated April 30, 2001, filed with the Commission on July 5, 2001, and Schedule 13D (Amendment No. 3), dated December 2, 8, 18, 28 and 31, 2002, filed with the Commission on February 19, 2003; (2) the Schedule 13D with respect to Common Stock of the Company (then known as AvTel Communications, Inc.), dated October 23, 1996, filed on behalf of James P. Pisani with the Commission on October 2, 1997, as previously amended by Schedule 13D (Amendment No. 1), dated January 4, 1999, filed with the Commission on February 8, 1999, Schedule 13D (Amendment No. 2), dated April 30, 2001, filed with the Commission on July 5, 2001, and Schedule 13D (Amendment No. 3), dated December 2, 8, 18, 28 and 31, 2002, filed with the Commission on February 19, 2003;  and (3) the initial filing of NetLojix Acquisitions Corporation ("NAC"), a Delaware corporation formed on December 27, 2002, of which Mr. Papa and Mr. Pisani are the sole directors, officers and shareholders (on an equal basis) which was effected in the Schedule 13D (Amendment No. 3), dated December 2, 8, 18, 28 and 31, 2002, filed with the Commission on February 19, 2003.

Item 2.  Identity and Background.

1.         Anthony E. Papa
(a)        Name:                                       Anthony E. Papa
(b)        Business Address:                     501 Bath Street, Santa Barbara, CA  93101
(c)        Principal Occupation:                Chairman of the Board of Directors and
                                                             Chief Executive Officer of NetLojix
            Address:                                    NetLojix Communications, Inc.
                                                             501 Bath Street
                                                             Santa Barbara, CA  93101
(d)        Criminal Proceedings:                None
(e)        Civil Proceedings:                      None
(f)         Citizenship:                                United States of America

2.         James P. Pisani
(a)        Name:                                       James P. Pisani
(b)        Business Address:                     501 Bath Street, Santa Barbara, CA  93101
(c)        Principal Occupation                 President, Chief Operating Officer and
                                                            Secretary of NetLojix
            Address:                                   NetLojix Communications, Inc.
                                                            501 Bath Street
                                                            Santa Barbara, CA  93101
(d)        Criminal Proceedings:               None
(e)        Civil Proceedings:                     None
(f)         Citizenship:                              United States of America

3.         NetLojix Acquisitions Corporation
(a)        Name:                                      NetLojix Acquisitions Corporation
(b)        Business Address:                     68 Alameda Padre Serra, Santa Barbara, CA  93103
(c)        Principal Business:                    Item 4 is incorporated herein by reference
            Office Address:                        68 Alameda Padre Serra, Santa Barbara, CA  93103
(d)        Criminal Proceedings:               None
(e)        Civil Proceedings:                     None
(f)         State of Organization:               Delaware

Item 3.  Source and Amount of Funds or Other Consideration.

1.         Anthony E. Papa

In July, 1996, Mr. Papa acquired shares of the common stock of AvTel Holdings, Inc., a California corporation ("AHI") for the sum of $1,000 in cash upon the incorporation of AHI. These shares were purchased with his personal funds.  On October 23, 1996, AHI was acquired by the Company (then known as Hi, Tiger International, Inc.), pursuant to the terms of an Acquisition Agreement dated as of August 30, 1996, and amended as of October 22, 1996.  Pursuant to the terms of the Acquisition Agreement, Mr. Papa's shares of AHI common stock were converted into 398,672 shares of the Common Stock of the Company on October 23, 1996.  On July 22, 1996, Mr. Papa acquired 5,000 shares of the Common Stock in open market purchases using his personal funds.  On December 13, 1996, Mr. Papa purchased a total of 107,891 shares of the Common Stock in a private transaction for a total purchase price of $405.92.  Between December 6, 1996 and January 16, 1997 Mr. Papa also acquired a total of 1,400 shares of the Common Stock in open market purchases for a total consideration of $16,800.  All of such shares were acquired through the use of personal funds.

On January 4, 1999, Mr. Papa purchased 250,000 shares of the Company's Common Stock from Ronald L. Jensen in a private transaction for a total purchase price of $562,500.  Mr. Papa borrowed the funds used to purchase such shares from Ronald L. Jensen, and executed full recourse promissory notes in favor of Ronald L. Jensen.  The promissory notes were secured by other shares in the Company already owned by Mr. Papa. As a result of a mutual mistake of fact as to the value of the shares, Mr. Papa and Ronald L. Jensen on August 31, 2001, restructured this transaction and restated the purchase price for such shares as $46,500, the amount of principal that had then been paid by Mr. Papa under the promissory notes.  As a result, the promissory notes, as restated, were satisfied and the security interests in Mr. Papa's other shares were terminated.

On April 30, 2001, Mr. Papa purchased 100,000 shares of Common Stock from the Company for a total purchase price of $1,000.00. These shares were issued pursuant to a Restricted Stock Agreement between Mr. Papa and the Company and are subject to restrictions on transfer and a substantial risk of forfeiture. He acquired these shares through the use of personal funds.

During the course of his employment with the Company, Mr. Papa has been granted options to purchase shares of the Company's Common Stock.  On March 4, 1997, Mr. Papa was granted the right to acquire 31,250 shares of the Company's Common Stock at an exercise price of $3.30 per share. These options expired on March 4, 2002.

On April 1, 1999, Mr. Papa was granted the right to acquire 100,000 shares of the Company's Common Stock at an exercise price of $4.88 per share. Twenty-five percent (25%) of these options vested on each of April 1, 2000, April 1, 2001 and April 1, 2002. The remaining twenty-five percent (25%) will vest on April 1, 2003. Since all of these options are exercisable as of the date of this filing, or within sixty days of the date of this filing, all 100,000 shares are reflected in Mr. Papa's total beneficial ownership.

On January 10, 2000 Mr. Papa was granted the right to acquire 100,000 shares of the Company's Common Stock at an exercise price of $3.28 per share. Twenty-five percent (25%) of these options vested on each of January 10, 2001, January 10, 2002 and January 10, 2003. The remaining twenty-five percent (25%) of these options will vest on January 10, 2004. Since seventy-five percent (75%) of these options are exercisable as of the date of this filing, or within sixty days of the date of this filing, 75,000 shares are reflected in Mr. Papa's total beneficial ownership.

In addition, on April 30, 2001, Mr. Papa was granted the right to acquire 400,000 shares of the Company's Common Stock at an exercise price of $0.11 per share. Thirty percent (30%) of these options vested on April 30, 2002, thirty percent (30%) will vest on April 30, 2003, and the remaining forty percent (40%) will vest on April 30, 2004. Since sixty percent (60%) of these options are exercisable as of the date of this filing, or within sixty days of the date of this filing, 240,000 shares are reflected in Mr. Papa's total beneficial ownership.

The information set forth under the section captioned "3.  NetLojix Acquisitions Corporation" of this Item 3 is incorporated herein by reference.

2.         James P. Pisani.

In July, 1996, Mr. Pisani acquired shares of the common stock of AHI for the sum of $1,000 in cash upon the incorporation of AHI. These shares were purchased with his personal funds. On October 23, 1996, AHI was acquired by the Company, and Mr. Pisani's shares of AHI common stock were converted into 398,672 shares of the Common Stock of the Company.  On December 13, 1996, Mr. Pisani purchased a total of 107,891 shares of the Common Stock of the Company in a private transaction for a total purchase price of $405.92.  Such shares were acquired through the use of personal funds.

On January 4, 1999, Mr. Pisani purchased 250,000 shares of the Company's Common Stock from Ronald L. Jensen in a private transaction for a total purchase price of $562,500.  Mr. Pisani borrowed the funds used to purchase such shares from Ronald L. Jensen, and executed full recourse promissory notes in favor of Ronald L. Jensen.  The promissory notes were secured by other shares in the Company already owned by Mr. Pisani. As a result of a mutual mistake of fact as to the value of the shares, Mr. Pisani and Ronald L. Jensen on August 31, 2001, restructured this transaction and restated the purchase price for such shares as $46,500, the amount of principal that had then been paid by Mr. Pisani under the promissory notes.  As a result, the promissory notes, as restated, were satisfied and the security interests in Mr. Pisani's other shares were terminated.

On April 30, 2001, Mr. Pisani purchased 100,000 shares of Common Stock from the Company for a total purchase price of $1,000.00. These shares were issued pursuant to a Restricted Stock Agreement between Mr. Pisani and the Company and are subject to restrictions on transfer and a substantial risk of forfeiture. He acquired these shares through the use of personal funds.

During the course of his employment with the Company, Mr. Pisani has been granted options to purchase shares of the Company's Common Stock.  On March 4, 1997, Mr. Pisani was granted the right to acquire 31,250 shares of the Company's Common Stock at an exercise price of $3.30 per share. These options expired on March 4, 2002.

On April 1, 1999, Mr. Pisani was granted the right to acquire 100,000 shares of the Company's Common Stock at an exercise price of $4.88 per share. Twenty-five percent (25%) of these options vested on each of April 1, 2000, April 1, 2001 and April 1, 2002. The remaining twenty-five percent (25%) will vest on April 1, 2003. Since all of these options are exercisable as of the date of this filing, or within sixty days of the date of this filing, all 100,000 shares are reflected in Mr. Pisani's total beneficial ownership.

On January 10, 2000 Mr. Pisani was granted the right to acquire 100,000 shares of the Company's Common Stock at an exercise price of $3.28 per share. Twenty-five percent (25%) of these options vested on each of January 10, 2001, January 10, 2002 and January 10, 2003. The remaining twenty-five percent (25%) of these options will vest on January 10, 2004. Since seventy-five percent (75%) of these options are exercisable as of the date of this filing, or within sixty days of the date of this filing, 75,000 shares are reflected in Mr. Pisani's total beneficial ownership.

In addition, on April 30, 2001, Mr. Pisani was granted the right to acquire 400,000 shares of the Company's Common Stock at an exercise price of $0.11 per share. Thirty percent (30%) of these options vested on April 30, 2002, thirty percent (30%) will vest on April 30, 2003, and the remaining forty percent (40%) will vest on April 30, 2004. Since sixty percent (60%) of these options are exercisable as of the date of this filing, or within sixty days of the date of this filing, 240,000 shares are reflected in Mr. Pisani's total beneficial ownership.

The information set forth under the section captioned "3.  NetLojix Acquisitions Corporation" of this Item 3 is incorporated herein by reference.

3.         NetLojix Acquisitions Corporation.

On December 2, 2002, Mr. Papa and Mr. Pisani (together, the "Executives") agreed to propose a going-private transaction to the Board of Directors of the Company.  Under the terms of this proposal, a corporation to be formed by the Executives would merge with and into the Company, with the Company as the surviving corporation.  The newly-formed corporation would pay $0.02 in cash, without interest, for each outstanding share of the Company's Common Stock (other than any shares owned by the Executives, NAC or any dissenting stockholders).   The Company would continue operations as a privately held corporation.  Pursuant to their agreement, the Executives made this proposal to the Board of Directors at a meeting on December 2, 2002.  On December 27, 2002, the Executives caused NAC to be incorporated as a Delaware corporation to proceed with this going-private transaction.

The Executives have each orally agreed to contribute, prior to the effective time of the merger, their respective shares of the Company's Common Stock (other than certain restricted shares) to NAC in exchange for shares of NAC common stock.

On December 18, 2002, the Executives (on behalf of NAC) entered into a letter agreement with DTL One, LLC, a Nevada limited liability company ("DTL"), which is owned and managed by Jeffrey J. Jensen, a director of the Company.  Pursuant to this letter agreement, DTL agreed to lend $300,000 to NAC (the "NAC Loan") in connection with the acquisition of all of the outstanding shares of the Company's Common Stock by NAC through the merger of NAC with and into the Company.  If NAC successfully completes such a merger, the NAC Loan, which would then be combined with the then outstanding principal balance of an existing working capital loan from DTL to the Company, will be secured by the assets of the Company.  The NAC Loan has an initial interest rate of 7%, which rate is to increase to 10% over the repayment term.  The NAC Loan is not secured by any of the Company's Common Stock.

Pursuant to an Agreement and Plan of Merger, dated as of December 28, 2002 (the "Merger Agreement"), by and between the Company and NAC, and subject to the approval of the stockholders of the Company and NAC, NAC will merge with and into the Company, and the Company will be the surviving corporation. Upon completion of the merger contemplated by the Merger Agreement, each issued and outstanding share of the Company's Common Stock will be converted into the right to receive $0.02 in cash without interest (the "Merger Consideration"), except that: (i) shares of the Company's Common Stock held as treasury stock immediately prior to the effective time of the merger will be canceled without any payment therefor; (ii) shares of the Company's Common Stock held by NAC or the Executives immediately prior to the effective time of the merger will be canceled without any payment therefor; and (iii) shares of the Company's Common Stock held by stockholders who perfect their appraisal rights will not receive the Merger Consideration but instead will be subject to appraisal in accordance with Delaware law. Upon completion of the merger, the Executives, as the sole holders of NAC common stock immediately prior to the effective time of the merger, are expected to own 100% of the Company's post-merger Common Stock. Shares of the Company's Series A Convertible Preferred Stock (the "Preferred Stock") will continue to be held by the two individuals who currently own such shares, although the terms of such Preferred Stock will be modified as part of the merger.

Shortly after the public announcement of the Executives' proposal to acquire the Company, Jeffrey J. Jensen and his adult siblings, Jami J. Jensen and Julie J. Jensen, requested that the Executives purchase their shares of the Company's Common Stock.  The Executives agreed and caused Next2 Partners, LLC, a limited liability company wholly owned and managed by the Executives ("Next2"), to enter into (i) a letter agreement with Jeffrey J. Jensen dated December 8, 2002, with respect to the purchase of 851,738 shares of Common Stock, (ii) a letter agreement with Jami J. Jensen dated December 18, 2002, with respect to the purchase of 851,738 shares of Common Stock, and (iii) a letter agreement with Julie J. Jensen dated December 8, 2002, with respect to the purchase of 851,738 shares of Common Stock.   On December 30, 2002, Next2 assigned to NAC its rights under the foregoing letter agreements. On December 31, 2002, NAC purchased the foregoing shares, and also purchased 261,939 shares of Common Stock from Janet J. Jensen and 24,124 shares of Common Stock from the Janet Jarie Jensen Foundation.  The purchase price for all such shares of the Company's Common Stock was $0.02 per share. NAC acquired these 2,841,277 sharesof the Company's Common Stock with funds loaned to it by DTL pursuant to the NAC Loan.

On March 5, 2003, NAC executed rescission agreements with each of Jeffrey J. Jensen, Jami J. Jensen, Julie J. Jensen, Janet J. Jensen and the Janet Jarie Jensen Foundation rescinding the December 31, 2002 stock purchases and canceling any related letter agreements.

On or about December 28, 2002, NAC obtained an oral agreement with Tommy Lin and Patrick Lin, the holders of all of the outstanding shares of the Company's Preferred Stock. On February 25, 2003, NAC received a counterpart, executed by Tommy Lin and Patrick Lin, of the written document prepared by NAC to evidence this oral agreement in substantially the form previously filed (the "Consent Agreement").

Tommy Lin owns 98,850 shares of Preferred Stock and Patrick Lin owns 48,850 shares of Preferred Stock.  The Preferred Stock is currently convertible into Common Stock on a one-for-one basis.  The Preferred Stock is nonvoting.  However, because the Merger Agreement provides that the Preferred Stock will be converted into new shares of preferred stock of the Company having terms different than the existing Preferred Stock, the Delaware General Corporation Law may allow the holders of the Preferred Stock a class vote as to such conversion.  To the extent that the Preferred Stock has such a voting right, by entering into the Consent Agreement, Tommy Lin and Patrick Lin have agreed to vote for approval and adoption of the Merger Agreement and to vote against any competing proposal or offer to acquire the Company. They have also agreed to refrain from soliciting or initiating any competing proposal or offer to acquire the Company.  Under the Consent Agreement, to the extent that they have voting rights, each of such persons granted a proxy to the Executives to vote all shares of the Preferred Stock such person currently owns and controls, and all additional shares of the Company's Common Stock such person may own or control, in accordance with the Consent Agreement at the Company's stockholders meeting (the "Stockholders Meeting") to be called in connection with the merger.  Until the Consent Agreement terminates, each of such persons is prohibited from (i) selling, transferring, assigning, or otherwise disposing of shares of the Preferred Stock owned or controlled by such person or subsequently owned or controlled by such person prior to the Stockholders Meeting or (ii) granting a proxy to vote such shares to any person unless such assignee, transferee or proxyholder enters into an agreement with NAC substantially similar to the Consent Agreement.

Item 4.  Purpose of Transaction.

The Executives formed NAC solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, which provides for the merger of NAC with and into the Company, with the Company as the surviving corporation in the merger.  As a result of the merger, the Company would be a privately held corporation and would terminate the registration of its Common Stock pursuant to Section 12(g)(4) of the Act.  There would be no public market for shares of the Company's Common Stock upon completion of the merger, and the Company's Common Stock would cease to be traded on the OTC Bulletin Board.  The Executives would be the sole directors and executive officers of the Company and would own all of the Common Stock.

At the effective time of the merger, all issued and outstanding shares of the Company's Common Stock (other than shares of the Company's Common Stock held by NAC, the Executives or the Company, or shares subject to properly exercised appraisal rights) would be converted into the right to receive $0.02 in cash, without interest and less any applicable withholding taxes.

Each share of the Company's Common Stock owned by NAC, the Executives or the Company would be cancelled at the effective time of the merger. Each share of NAC Common Stock issued and outstanding immediately prior to the effective time of the merger would be converted into and exchanged for one share of the Company's Common Stock.  Shares of the Preferred Stock would be converted into new shares of the Company's preferred stock with modified terms.  The closing of the merger is subject to various conditions, including approval by the Company's stockholders.

Item 3 is incorporated herein by reference.

A preliminary proxy statement on Schedule 14A and a Rule 13e-3 transaction statement on Schedule 13E-3 were filed with the Securities and Exchange Commission on December 30, 2002, in connection with the going private transaction described above.

Item 5.  Interest in Securities of the Issuer.

1.         Anthony E. Papa

(a)  Mr. Papa beneficially owns 1,277,963 shares of the Common Stock, which represents 8.5% of the Company's Common Stock outstanding on the date of this filing.  Such number includes 415,000 shares that Mr. Papa has the right to acquire within sixty days upon the exercise of outstanding employee stock options.

By virtue of their relationship as described in this filing, Mr. Papa, Mr. Pisani and NAC may be deemed to constitute a "group" within the meaning of Rules 13d-3 and 13d-5 promulgated under the Act.  If Mr. Papa is deemed to have acquired beneficial ownership of the shares of Common Stock owned by Mr. Pisani and NAC, then Mr. Papa beneficially owns 2,549,526 shares of the Common Stock which represents 16.4% of the Company's Common Stock outstanding on the date of this filing.  Such number includes 830,000 shares that Mr. Papa or Mr. Pisani have the right to acquire within sixty days upon the exercise of outstanding stock options.

By virtue of the NAC Loan agreement, Mr. Papa, Mr. Pisani, NAC and Jeffrey J. Jensen may be deemed to constitute a "group" within the meaning of Rules 13d-3 and 13d-5 promulgated under the Act.  If Mr. Papa is deemed to have acquired beneficial ownership of the shares of Common Stock owned by all such persons, including the 995,430 shares Mr. Papa believes to be beneficially owned by Jeffrey J. Jensen, then Mr. Papa beneficially owns 3,544,956 shares of the Common Stock which represents 22.7% of the Company's Common Stock outstanding on the date of this filing.  Such number includes 930,000 shares that Mr. Papa, Mr. Pisani or Mr. Jensen have the right to acquire within sixty days upon the exercise of outstanding stock options.

By virtue of the Consent Agreement, Mr. Papa, Mr. Pisani, NAC, Tommy Lin and Patrick Lin may be deemed to constitute a "group" within the meaning of Rules 13d-3 and 13d-5 promulgated under the Act.  If Mr. Papa is deemed to have acquired beneficial ownership of the shares of Common Stock into which the Preferred Stock owned by the Lins is convertible, in addition to the Common Stock identified in the previous paragraph, then Mr. Papa beneficially owns 3,692,656 shares of the Common Stock which represents 23.4% of the Company's Common Stock outstanding on the date of this filing.  Such number includes 930,000 shares that Mr. Papa, Mr. Pisani or Mr. Jensen have the right to acquire within sixty days upon the exercise of outstanding employee stock options and 147,700 shares that the Lins have the right to acquire within sixty days upon the conversion of the Preferred Stock.

Nothing in this filing shall be construed as an admission by Mr. Papa that he is the beneficial owner of any Common Stock other than the 1,277,963 shares referenced in the first paragraph of this section (a) above.  Mr. Papa disclaims beneficial ownership of all other shares.

(b)  Mr. Papa has sole voting and dispositive power over 1,277,963 shares of the Common Stock.

By virtue of the Consent Agreement, Mr. Papa may be deemed to share voting power over 147,700 shares of Preferred Stock (which are convertible into an equal number of shares of Common Stock) with Mr. Pisani, NAC, Tommy Lin and Patrick Lin.

Identifying information with respect to Tommy Lin and Patrick Lin is set forth below.  Such information provided is to the best knowledge of the reporting persons.

1.         (a)        Name:                                      Tommy Lin
            (b)        Business Address:                     c/o 921 Roxbury Dr., Beverly Hills, CA 90210
            (c)        Principal Occupation:                Private investor.
            (d)        Criminal Proceedings:               None
            (e)        Civil Proceedings:                     None
            (f)         Citizenship:                               United States of America.

2.         (a)        Name:                                      Patrick Lin
            (b)        Business Address:                     c/o 921 Roxbury Dr., Beverly Hills, CA 90210
            (c)        Principal Occupation:                Private investor.
            (d)        Criminal Proceedings:               None
            (e)        Civil Proceedings:                     None
            (f)         Citizenship:                               United States of America.

(c)  Item 3 is incorporated herein by reference.

(d)  Not applicable.

(e)  Not applicable.

2.         James P. Pisani

(a)  Mr. Pisani beneficially owns 1,271,563 shares of the Common Stock, which represents 8.4% of the Company's Common Stock outstanding on the date of this filing.  Such number includes 415,000 shares that Mr. Pisani has the right to acquire within sixty days upon the exercise of outstanding employee stock options.

By virtue of their relationship as described in this filing, Mr. Papa, Mr. Pisani and NAC may be deemed to constitute a "group" within the meaning of Rules 13d-3 and 13d-5 promulgated under the Act.  If Mr. Pisani is deemed to have acquired beneficial ownership of the shares of Common Stock owned by Mr. Papa and NAC, then Mr. Pisani beneficially owns 2,549,526 shares of the Common Stock which represents 16.4% of the Company's Common Stock outstanding on the date of this filing.  Such number includes 830,000 shares that Mr. Papa or Mr. Pisani have the right to acquire within sixty days upon the exercise of outstanding stock options.

By virtue of the NAC Loan agreement, Mr. Papa, Mr. Pisani, NAC and Jeffrey J. Jensen may be deemed to constitute a "group" within the meaning of Rules 13d-3 and 13d-5 promulgated under the Act.  If Mr. Pisani is deemed to have acquired beneficial ownership of the shares of Common Stock owned by all such persons, including the 995,430 shares Mr. Pisani believes to be owned by Jeffrey J. Jensen, then Mr. Pisani beneficially owns 3,544,956 shares of the Common Stock which represents 22.7% of the Company's Common Stock outstanding on the date of this filing.  Such number includes 930,000 shares that Mr. Papa, Mr. Pisani or Mr. Jensen have the right to acquire within sixty days upon the exercise of outstanding stock options.

By virtue of the Consent Agreement, Mr. Papa, Mr. Pisani, NAC, Tommy Lin and Patrick Lin may be deemed to constitute a "group" within the meaning of Rules 13d-3 and 13d-5 promulgated under the Act.  If Mr. Pisani is deemed to have acquired beneficial ownership of the shares of Common Stock into which the Preferred Stock owned by the Lins is convertible, in addition to the Common Stock identified in the previous paragraph, then Mr. Pisani beneficially owns 3,692,656 shares of the Common Stock which represents 23.4% of the Company's Common Stock outstanding on the date of this filing.  Such number includes 930,000 shares that Mr. Papa, Mr. Pisani or Mr. Jensen have the right to acquire within sixty days upon the exercise of outstanding employee stock options and 147,700 shares that the Lins have the right to acquire within sixty days upon the conversion of the Preferred Stock.

Nothing in this filing shall be construed as an admission by Mr. Pisani that he is the beneficial owner of any Common Stock other than the 1,271,563 shares referenced in the first paragraph of this section (a) above.  Mr. Pisani disclaims beneficial ownership of all other shares.

(b)  Mr. Pisani has sole voting and dispositive power over 1,271,563 shares of the Common Stock.

By virtue of the Consent Agreement, Mr. Pisani may be deemed to share voting power over 147,700 shares of Preferred Stock (which are convertible into an equal number of shares of Common Stock) with Mr. Papa, NAC, Tommy Lin and Patrick Lin.

Identifying information with respect to Tommy Lin and Patrick Lin is incorporated by reference from section 1(b) of this Item 5 above.

(c)  Item 3 is incorporated herein by reference.

(d)  Not applicable.

(e)  Not applicable.

3.         NetLojix Acquisitions Corporation

(a)  By virtue of their relationship as described in this filing, Mr. Papa, Mr. Pisani and NAC may be deemed to constitute a "group" within the meaning of Rules 13d-3 and 13d-5 promulgated under the Act.  If NAC is deemed to have acquired beneficial ownership of the shares of Common Stock owned by Mr. Papa and Mr. Pisani, then NAC beneficially owns 2,549,526 shares of the Common Stock which represents 16.4% of the Company's Common Stock outstanding on the date of this filing.  Such number includes 830,000 shares that Mr. Papa or Mr. Pisani have the right to acquire within sixty days upon the exercise of outstanding stock options.

By virtue of the NAC Loan agreement, Mr. Papa, Mr. Pisani, NAC and Jeffrey J. Jensen may be deemed to constitute a "group" within the meaning of Rules 13d-3 and 13d-5 promulgated under the Act.  If NAC is deemed to have acquired beneficial ownership of the shares of Common Stock owned by all such persons, including the 995,430 shares NAC believes to be owned by Jeffrey J. Jensen, then NAC beneficially owns 3,544,956 shares of the Common Stock which represents 22.7% of the Company's Common Stock outstanding on the date of this filing.  Such number includes 930,000 shares that Mr. Papa, Mr. Pisani or Mr. Jensen have the right to acquire within sixty days upon the exercise of outstanding stock options.

By virtue of the Consent Agreement, Mr. Papa, Mr. Pisani, NAC, Tommy Lin and Patrick Lin may be deemed to constitute a "group" within the meaning of Rules 13d-3 and 13d-5 promulgated under the Act.  If NAC is deemed to have acquired beneficial ownership of the shares of Common Stock into which the Preferred Stock owned by the Lins is convertible, in addition to the Common Stock identified in the previous paragraph, then NAC beneficially owns 3,692,656 shares of the Common Stock which represents 23.4% of the Company's Common Stock outstanding on the date of this filing.  Such number includes 930,000 shares that Mr. Papa, Mr. Pisani or Mr. Jensen have the right to acquire within sixty days upon the exercise of outstanding employee stock options and 147,700 shares that the Lins have the right to acquire within sixty days upon the conversion of the Preferred Stock.

Nothing in this filing shall be construed as an admission by NAC that it is the beneficial owner of any Common Stock.  NAC disclaims beneficial ownership of any shares of Common Stock owned by others.

(b)  By virtue of the Consent Agreement, NAC may be deemed to share voting power over 147,700 shares of Preferred Stock (which are convertible into an equal number of shares of Common Stock) with Mr. Papa, Mr. Pisani, Tommy Lin and Patrick Lin.

Identifying information with respect to Tommy Lin and Patrick Lin is incorporated by reference from section 1(b) of this Item 5 above.

(c)  Item 3 is incorporated herein by reference.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

(a)  Mr. Papa acquired 100,000 shares of the Common Stock on April 30, 2001 as part of a restricted stock award under the Company's 1998 Stock Incentive Plan.  These shares are subject to the restricted stock agreement dated April 30, 2001 between Mr. Papa and the Company.  Mr. Papa may not transfer these shares until they have vested.  In the event of the termination of Mr. Papa's employment, the Company has the right to repurchase any unvested shares at a price of $0.01 per share.  Thirty percent of these shares vested on April 30, 2002, 30% will vest on April 30, 2003, and the remaining 40% will vest on April 30, 2004.  These shares vest in full immediately upon (i) Mr. Papa's death or disability, (ii) the termination of Mr. Papa's employment by the Company without cause, or (iii) a change in control of the Company, as defined under the Company's 1998 Stock Incentive Plan.

(b)  Mr. Papa acquired options to purchase 400,000 shares of Common Stock on April 30, 2001 that are subject to the employee stock option agreement dated April 30, 2001 between Mr. Papa and the Company.  Mr. Papa holds options to purchase 200,000 other shares that are subject to stock option agreements that are in substantially the same form as the employee stock option agreement attached as Exhibit 7B, except that these agreements each differ with respect to the number of options granted, the exercise price for the purchase of the shares, and the vesting schedule.

(c)  Mr. Pisani acquired 100,000 shares of the Common Stock on April 30, 2001 as part of a restricted stock award under the Company's 1998 Stock Incentive Plan.  These shares are subject to the restricted stock agreement dated April 30, 2001 between Mr. Pisani and the Company.  Mr. Pisani may not transfer these shares until they have vested.  In the event of the termination of Mr. Pisani's employment, the Company has the right to repurchase any unvested shares at a price of $0.01 per share.  Thirty percent of these shares vested on April 30, 2002, 30% will vest on April 30, 2003, and the remaining 40% will vest on April 30, 2004.  These shares vest in full immediately upon (i) Mr. Pisani's death or disability, (ii) the termination of Mr. Pisani's employment by the Company without cause, or (iii) a change in control of the Company, as defined under the Company's 1998 Stock Incentive Plan.

(d)   Mr. Pisani acquired options to purchase 400,000  shares of Common Stock on April 30, 2001 that are subject to the employee stock option agreement dated April 30, 2001 between Mr. Pisani and the Company.  Mr. Pisani holds options to purchase 200,000 other shares that are subject to stock option agreements that are in substantially the same form as the employee stock option agreement attached as Exhibit 7E, except that these agreements each differ with respect to the number of options granted, the exercise price for the purchase of the shares, and the vesting schedule.

(e)    Mr. Papa and Mr. Pisani have orally agreed to propose a going-private transaction to the Company. In furtherance of this, each has orally agreed with the other to contribute, prior to the effective time of the merger, their respective shares of the Company's Common Stock (other than certain restricted shares) to NAC in exchange for shares of NAC common stock.

(f)     On December 18, 2002, the Executives (on behalf of NAC) entered into a letter agreement with DTL with respect to the NAC Loan.

(g)    On December 28, 2002, NAC and the Company entered into the Merger Agreement pursuant to which, subject to the approval of the stockholders of the Company and NAC, NAC will merge with and into the Company, and the Company will be the surviving corporation.

(h)    Next2 entered into a letter agreement with Jeffrey J. Jensen dated December 8, 2002, with respect to the purchase of 851,738 shares of Common Stock owned by Jeffrey J. Jensen at a purchase price of $0.02 per share.  On December 30, 2002, Next2 assigned to NAC its rights under the foregoing letter agreement.

(i)      Next2 entered into a letter agreement with Jami J. Jensen dated December 18, 2002, with respect to the purchase of 851,738 shares of Common Stock owned by Jeffrey J. Jensen at a purchase price of $0.02 per share.  On December 30, 2002, Next2 assigned to NAC its rights under the foregoing letter agreement.

(j)     Next2 entered into a letter agreement with Julie J. Jensen dated December 8, 2002, with respect to the purchase of 851,738 shares of Common Stock owned by Jeffrey J. Jensen at a purchase price of $0.02 per share.  On December 30, 2002, Next2 assigned to NAC its rights under the foregoing letter agreement.

(k)   On or about December 28, 2002, NAC entered into the oral Consent Agreement with Tommy Lin and Patrick Lin, with respect to the voting and transfer of the shares of Preferred Stock owned by them.  On February 25, 2003, NAC received a counterpart, executed by Tommy Lin and Patrick Lin, of the written document prepared by NAC to evidence this oral agreement in substantially the form previously filed.

(l)      On March 5, 2003, NAC executed rescission agreements with each of Jeffrey J. Jensen, Jami J. Jensen, Julie J. Jensen, Janet J. Jensen and the Janet Jarie Jensen Foundation rescinding the December 31, 2002 stock purchases and canceling any related letter agreements.

The information set forth in Items 3 and 4 is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

A.        Restricted Stock Agreement dated April 30, 2001, between Anthony E. Papa and NetLojix Communications, Inc. (incorporated by reference to Exhibit 7A to Amendment No. 2 to Schedule 13D filed by Anthony E. Papa on June 28, 2001).

B.         Employee Stock Option Agreement dated April 30, 2001, between Anthony E. Papa and NetLojix Communications, Inc. (incorporated by reference to Exhibit 7B to Amendment No. 2 to Schedule 13D filed by Anthony E. Papa on June 28, 2001).

C.        1998 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 to NetLojix Communications, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999).

D.        Restricted Stock Agreement dated April 30, 2001, between James P. Pisani and NetLojix Communications, Inc. (incorporated by reference to Exhibit 7A to Amendment No. 2 to Schedule 13D filed by James P. Pisani on June 28, 2001).

E.         Employee Stock Option dated April 30, 2001, between James P. Pisani and NetLojix Communications, Inc. (incorporated by reference to Exhibit 7B to Amendment No. 2 to Schedule 13D filed by James P. Pisani on June 28, 2001).

F.         Agreement and Plan of Merger dated as of December 28, 2002, between NetLojix Communications, Inc. and NetLojix Acquisitions Corporation (incorporated herein by reference to Appendix A to the preliminary proxy statement on Schedule 14A filed by NetLojix Communications, Inc. with the Securities and Exchange Commission on December 30, 2002).

G.        Letter agreement dated December 8, 2002 between Jeffrey J. Jensen and Next2 Partners, LLC (incorporated herein by reference to Exhibit (d)(2) to the Rule 13e-3 transaction statement on Schedule 13E-3 filed by the Executives, NAC and NetLojix Communications, Inc. with the Securities and Exchange Commission on December 30, 2002).

H.        Letter agreement dated December 18, 2002 between Jami J. Jensen and Next2 Partners, LLC (incorporated herein by reference to Exhibit (d)(3) to the Rule 13e-3 transaction statement on Schedule 13E-3 filed by the Executives, NAC and NetLojix Communications, Inc. with the Securities and Exchange Commission on December 30, 2002).

I.          Letter agreement dated December 8, 2002 between Julie J. Jensen and Next2 Partners, LLC (incorporated herein by reference to Exhibit (d)(4) to the Rule 13e-3 transaction statement on Schedule 13E-3 filed by the Executives, NAC and NetLojix Communications, Inc. with the Securities and Exchange Commission on December 30, 2002).

J.          Letter agreement dated December 18, 2002, between the Executives (on behalf of NAC) and DTL with respect to the NAC Loan (incorporated herein by reference to Exhibit (b) to the Rule 13e-3 transaction statement on Schedule 13E-3 filed by the Executives, NAC and NetLojix Communications, Inc. with the Securities and Exchange Commission on December 30, 2002).

K.        Consent Agreement dated February 25, 2003, among NAC, Tommy Lin and Patrick Lin (incorporated by reference to Exhibit 7K to Amendment No. 3 to Schedule 13D filed by Anthony E. Papa, James P. Pisani and NAC on February 19, 2003).

L.         Agreement of Joint Filing dated February 18, 2003, among Anthony E. Papa, James P. Pisani and NetLojix Acquisitions Corporation (incorporated by reference to Exhibit 7L to Amendment No. 3 to Schedule 13D filed by Anthony E. Papa, James P. Pisani and NAC on February 19, 2003).

M.        Rescission Agreement dated February 28, 2003, between Jeffrey J. Jensen and NAC (executed on behalf of NAC on March 5, 2003).

N.        Rescission Agreement dated February 28, 2003, between Jami J. Jensen and NAC (executed on behalf of NAC on March 5, 2003).

O.        Rescission Agreement dated February 28, 2003, between Julie J. Jensen and NAC (executed on behalf of NAC on March 5, 2003).

P.         Rescission Agreement dated February 28, 2003, between Janet J. Jensen and NAC (executed on behalf of NAC on March 5, 2003).

Q.        Rescission Agreement dated February 28, 2003, between Janet Jarie Jensen Foundation and NAC (executed on behalf of NAC on March 5, 2003).

                                                                      Signatures

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2003.                                 /s/ ANTHONY E. PAPA
                                                                    Anthony E. Papa

Dated:  March 7, 2003.                                 /s/ JAMES P. PISANI
                                                                    James P. Pisani

Dated:  March 7, 2003.                                NETLOJIX ACQUISITIONS CORPORATION

                                                                     By:/s/ ANTHONY E. PAPA
                                                                          Anthony E. Papa
                                                                          Chief Executive Officer

Attention:  Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

7A.      Restricted Stock Agreement dated April 30, 2001, between Anthony E. Papa and NetLojix Communications, Inc. (incorporated by reference to Exhibit 7A to Amendment No. 2 to Schedule 13D filed by Anthony E. Papa on June 28, 2001).

7B.       Employee Stock Option Agreement dated April 30, 2001, between Anthony E. Papa and NetLojix Communications, Inc. (incorporated by reference to Exhibit 7B to Amendment No. 2 to Schedule 13D filed by Anthony E. Papa on June 28, 2001).

7C.      1998 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 to NetLojix Communications, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999).

7D.      Restricted Stock Agreement dated April 30, 2001, between James P. Pisani and NetLojix Communications, Inc. (incorporated by reference to Exhibit 7A to Amendment No. 2 to Schedule 13D filed by James P. Pisani on June 28, 2001).

7E.       Employee Stock Option dated April 30, 2001, between James P. Pisani and NetLojix Communications, Inc. (incorporated by reference to Exhibit 7B to Amendment No. 2 to Schedule 13D filed by James P. Pisani on June 28, 2001).

7F.       Agreement and Plan of Merger dated as of December 28, 2002, between NetLojix Communications, Inc. and NetLojix Acquisitions Corporation (incorporated herein by reference to Appendix A to the preliminary proxy statement on Schedule 14A filed by NetLojix Communications, Inc. with the Securities and Exchange Commission on December 30, 2002).

7G.      Letter agreement dated December 8, 2002 between Jeffrey J. Jensen and Next2 Partners, LLC (incorporated herein by reference to Exhibit (d)(2) to the Rule 13e-3 transaction statement on Schedule 13E-3 filed by the Executives, NAC and NetLojix Communications, Inc. with the Securities and Exchange Commission on December 30, 2002).

7H.      Letter agreement dated December 18, 2002 between Jami J. Jensen and Next2 Partners, LLC (incorporated herein by reference to Exhibit (d)(3) to the Rule 13e-3 transaction statement on Schedule 13E-3 filed by the Executives, NAC and NetLojix Communications, Inc. with the Securities and Exchange Commission on December 30, 2002).

7I.        Letter agreement dated December 8, 2002 between Julie J. Jensen and Next2 Partners, LLC (incorporated herein by reference to Exhibit (d)(4) to the Rule 13e-3 transaction statement on Schedule 13E-3 filed by the Executives, NAC and NetLojix Communications, Inc. with the Securities and Exchange Commission on December 30, 2002).

7J.        Letter agreement dated December 18, 2002, between the Executives (on behalf of NAC) and DTL with respect to the NAC Loan (incorporated herein by reference to Exhibit (b) to the Rule 13e-3 transaction statement on Schedule 13E-3 filed by the Executives, NAC and NetLojix Communications, Inc. with the Securities and Exchange Commission on December 30, 2002).

7K.      Consent Agreement dated February 25, 2003, among NAC, Tommy Lin and Patrick Lin (incorporated by reference to Exhibit 7K to Amendment No. 3 to Schedule 13D filed by Anthony E. Papa, James P. Pisani and NAC on February 19, 2003).

7L.       Agreement of Joint Filing dated February 18, 2003 among Anthony E. Papa, James P. Pisani and NetLojix Acquisitions Corporation (incorporated by reference to Exhibit 7L to Amendment No. 3 to Schedule 13D filed by Anthony E. Papa, James P. Pisani and NAC on February 19, 2003).

7M       Rescission Agreement dated February 28, 2003, between Jeffrey J. Jensen and NAC (executed on behalf of NAC on March 5, 2003).

7N.      Rescission Agreement dated February 28, 2003, between Jami J. Jensen and NAC (executed on behalf of NAC on March 5, 2003).

7O.      Rescission Agreement dated February 28, 2003, between Julie J. Jensen and NAC (executed on behalf of NAC on March 5, 2003).

7P.       Rescission Agreement dated February 28, 2003, between Janet J. Jensen and NAC (executed on behalf of NAC on March 5, 2003).

7Q.      Rescission Agreement dated February 28, 2003, between Janet Jarie Jensen Foundation and NAC (executed on behalf of NAC on March 5, 2003).